Exhibit 3.1

Amendment No. 2

to

Amended and Restated Bylaws

of

Rambus Inc.

(effective June 7, 2007)

Pursuant to Section 109 of the Delaware General Corporation Law, Article IX of the Amended and Restated Certificate of Incorporation of Rambus Inc. (the “Corporation”) and Article IX of the Amended and Restated Bylaws of the Corporation (the “Bylaws”), the Bylaws shall be amended as follows:

Section 3.12 of the Bylaws is hereby amended and restated in its entirety as follows:

3.12 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

The foregoing amendment to the Bylaws was duly approved and adopted by the Board of Directors of the Corporation on June 7, 2007.